FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 16, 2004 (“BT Introduces "BlackBerry Built-In" To UK Customers")	Page No 4

Document 1

December 16, 2004

FOR IMMEDIATE RELEASE

BT Introduces “BlackBerry Built-In” To UK Customers

London, UK and Waterloo, ON – Following BT’s recent announcement of plans to sell the BlackBerry® wireless solution (including the BlackBerry 7230™ and BlackBerry 7730™) as a Mobile Virtual Network Operator (MVNO), BT has now also reached agreement with Siemens and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) to offer the Siemens SK65 handset with BlackBerry Built-In™ technology. The Siemens SK65 is the first mobile phone to offer BlackBerry Email™, BlackBerry Calendar™ and BlackBerry Browser™ applications through RIM’s BlackBerry Built-In™ licensing program.

With BlackBerry Built-In™ technology, BT Mobile customers can benefit from ‘always on’, push-based access to their calendar and inbox via the Siemens SK65. Emails received on their desktop computer are automatically sent to their mobile phone, which is synchronized wirelessly with the office system. The Siemens SK65 has a large color screen and incorporates a full sized keyboard, revealed by twisting open the phone, so people can write emails and documents quickly and easily while on the move.

Larry Conlee, Chief Operating Officer at RIM, said: “The SK65 incorporates BlackBerry email, calendar and browser applications with support for push-based BlackBerry services. We are pleased to see BT expand its portfolio to include the Siemens SK65 with BlackBerry Built-In™.”

Steve Andrews, BT Group chief of mobility and convergence, said: “This deal with RIM to offer BlackBerry Built-In™ technology epitomizes the type of device combining voice and data which we believe will be in demand by our increasingly mobile business customers. BT is working towards offering the world’s first, fully-converged fixed-mobile service which will provide our customers with access to all their applications and information, on their choice of device, utilizing the best network available.”

Steven Evans, chief executive of BT Mobile, said: “It’s important we work with partners who share our vision and have a range of devices that suit the business lifestyles of all our customers, which is why we have chosen Siemens as a key provider. Our commitment to bringing innovative new products to market is highlighted with the launch of the SK65 which will allow our customers to benefit from the convenience of accessing voice and data services on one mobile handset.”

Jonathan Bate, Vice President, Siemens Communications North Europe, said: “We’re delighted to be selected as a leading supplier of devices for the business market. We truly believe that the market is heading towards a converged future, which reflects our development of devices that appeal in particular to business people on the move, wherever they are. The SK65 is a perfect device for BT’s strong base of corporate customers. The innovative technology, combined with the design of the handset, makes it the perfect solution for today’s mobile workforce.”

— more —

The SK65 has 64MB internal memory for managing large amounts of data and up to 30MB free for storing personal information such as emails and Java™ applications. Perfect for business travelers, the tri-band functionality means customers can use it almost anywhere in the world and its language function provides a personal phrasebook. The SK65 is also compatible with Siemens’ new HKW-600 Bluetooth car kit, which links to mobile phones via Bluetooth, meaning there is no need to worry about connection cables between your handset and the car kit.

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Media Contacts:
Tilly Quanjer, RIM Europe, tel: +44 (0)1784 223987, email: tquanjer@rim.com
Courtney Flaherty, Brodeur Worldwide, tel: +1 212.771.3637, email: cflaherty@brodeur.com

Jon Carter, BT Press office, BT Retail, tel: 020 7356 4523
Rebecca Cusa, Fishburn Hedges, tel: 020 7839 4321

Simon Robinson at Siemens mobile, tel: 01344 850301
Helen Searle at Weber Shandwick, tel: 0207 067 0253

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

About BT Group plc

BT Group plc is the holding company for an integrated group of communications businesses and is listed on stock exchanges in London and New York. British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group.

BT is one of the world’s leading providers of communications solutions serving customers in Europe, the Americas and Asia Pacific. Its principal activities include network centric Information and Communications Technology (ICT) solutions, local, national and international telecommunications services, and higher-value broadband and internet products and services.

BT consists principally of three lines of business:

BT Retail, providing fixed and mobile communications services and solutions to over 20 million business and residential customers in the UK. It is also a leading UK internet services provider. BT Wholesale, providing network services and solutions within the UK to over 600 fixed and mobile operators and to service providers including the provision of broadband, Private Circuits and PSTN.

BT Global Services, providing ICT services internationally to meet the needs of multi-site organisations with European operations. BT Global Services operates in 136 countries and also offers international carrier services.

In the year ended 31 March 2004, BT Group’s turnover was £18,519 million with profit before goodwill amortisation, exceptional items and taxation of £2,013 million.

For more information, visit www.btplc.com

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 16, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller